Charles J. Bair	VIA EDGAR AND FEDERAL EXPRESS
(858) 550-6142
cbair@cooley.com

December 10, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
John Krug Daniel Greenspan Vanessa Robertson Joel Parker

Re:	Trius Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-162945) Amendment No. 1

Dear Ms. Robertson and Messrs. Riedler, Krug, Greenspan and Parker:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client Trius Therapeutics, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2009. The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as originally filed on November 6, 2009.

Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 3, 2009 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

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December 10, 2009

Page Two

Response: The Company acknowledges the Staff’s comment and will provide the Staff with proofs of any additional graphic, visual or photographic information beyond what is included in Amendment No. 1 that the Company intends to include in the printed prospectus prior to its use.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Company acknowledges the Staff’s comment and has made appropriate changes throughout Amendment No. 1 as requested.

3. Please update the discussion in your prospectus to the most recent date practicable.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company will update those disclosures in the prospectus that are based upon a specific date to the most recent practicable date at the time the Company files a pre-effective amendment to the Registration Statement that includes pricing information.

4. Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response: The Company acknowledges the Staff’s comment.

5. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response: The Company acknowledges the Staff’s comment and will not circulate the prospectus prior to filing a pre-effective amendment to the Registration Statement that includes pricing-related information.

6. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response: The Company acknowledges the Staff’s comment.

Cover Page

7. Please delete the term “Sole Book-Running Manager.”

Response: The Company acknowledges the Staff’s comment and respectfully submits that the phrase “Sole Book-Running Manager” accurately describes the status and relationship between Credit Suisse Securities (USA) LLC (“Credit Suisse”), on the one hand, and Piper Jaffray & Co., Canaccord Adams Inc. and JMP Securities LLC, on the other hand. The use of such a term is standard industry

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December 10, 2009

practice and indicates that Credit Suisse is solely controlling the book-building process as part of the offering. As sole book-running manager for the underwriting syndicate, Credit Suisse is responsible for recording a list of potential investors that have expressed an interest in purchasing shares of the Company’s common stock in the offering. Identifying Credit Suisse as the sole book-running manager on the front cover of the prospectus provides investors with important information so that investors can contact Credit Suisse to record any potential interest in the offering. If the Company were to delete the reference to which underwriter serves as the sole book-running manager on the cover of the prospectus, an important informational link in the process of investors expressing interest in the offering would be removed. Therefore, the Company respectfully requests the Staff reconsider its comment.

Prospectus Summary

Overview, page 1

8. Please define “second generation” and “gram-positive” the first time you use the terms.

Response: The Company acknowledges the Staff’s comment and has defined “second generation” the first time it is used on page 1 as requested. In addition, the Company has revised the disclosure on page 1 to clarify that the term “gram-positive” refers to the category of bacteria targeted by torezolid phosphate and has also provided additional disclosure on page 68 regarding the scientific definition of the term “gram-positive.” The Company respectfully submits that the category of bacteria targeted by torezolid phosphate (i.e. gram-positive versus gram-negative) is the information material to an investor’s understanding of the relevant market, competition and other critical factors relating to the Company’s lead drug candidate, and provides them with the basis upon which to make an informed investment decision. In addition, the terms “gram-positive” and gram-negative” are well understood by investors in the biotechnology sector. As a result, the Company believes specific scientific disclosure regarding the definition of “gram-positive” is more appropriately addressed in the “Background on the Antibiotic Market” section of the prospectus.

9. The summary should provide a balanced presentation of the information presented in the body of the filing. As currently written, the overview focuses only on your positive attributes. Please balance the discussion of your challenges and risks. In this regard, we note:

•

The overview refers to your preparation for initiation of Phase 3 clinical trials for torezolid phosphate, however you do not disclose that you have no products approved for commercial sale until page 5;

•

The overview may tend to suggest that Zyvox is the only drug with which you may compete, however the discussion on page 2 indicates there are several products approved for sale which may compete with the product you are currently developing;

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December 10, 2009

Page Four

•

The discussion of the advantages of torezolid phosphate is not balanced with a description of the disadvantages, if any, of the product or any advantages competing products may have over the use of torezolid phosphate. Please consider whether a discussion of the advantages and disadvantages of your product relative to competing products is too complicated to be addressed in an overview section;

•

You state you are developing torezolid phosphate for acute bacterial skin and skin structure infections, which represents the largest commercial opportunity for antibiotics that treat gram positive infections. If Zyvox is sold for purposes beyond the use you will initially concentrate your efforts, the reference to the amount of worldwide sales of Zyvox may tend to create an unwarranted impression of the size of the market you are targeting; and

•

The reference to the NIH contract in the last sentence of the first paragraph of this section may suggest that your development of torezolid phosphate as an alternative to Zyvox is funded by, and at the direction of NIH. If retained in the Overview section, please consider relocating the discussion to the end of the section and expanding the discussion to clarify whether the NIH contract you refer to is for the development of competing products or to support the discovery platform you are developing as described in the section entitled “Our Research and Preclinical Programs.”

Response: The Company acknowledges the Staff’s comments and has revised the disclosure throughout the prospectus summary as requested. In particular, the Company has revised the disclosure on page 1 to indicate that torezolid phosphate is the Company’s first product candidate, clarifying that the Company has no products currently approved for commercial sale. The Company has also provided additional disclosure on page 1 to clarify that although there are several currently marketed antibiotics for serious gram-positive infections, Zyvox is the only currently marketed antibiotic that is available in both IV and oral dosage forms and is labeled for methicillin-resistant Staphylococcus aureus (“MRSA”), and therefore is torezolid phosphate’s primary competition. Additional disclosure has also been provided on page 4 describing torezolid phosphate’s disadvantages and listing additional products that have been approved or that are currently in development and that could also compete with torezolid phosphate. The Company has also revised the disclosure on page 1 to clarify earlier in the prospectus overview that the Company plans to develop torezolid phosphate to treat multiple clinical indications. These clinical indications include those clinical indications from which Zyvox derives substantially all of its revenue. Therefore, the Company believes that Zyvox’s worldwide sales are the most appropriate reference for the potential market size for torezolid phosphate, if approved. Finally, the Company has relocated and revised the disclosure on page 2 regarding the Company’s preclinical program to clarify that the National Institutes of Health contract funds only the preclinical program and the development efforts thereunder.

10. Please briefly discuss when you submitted application(s) to the FDA for your product(s) and the current status of such application(s) in the FDA review process.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 1 as requested.

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December 10, 2009

Page Five

Development Program Table, page 2

11. In view of the discussion in your overview section and the lack of an adequate context reference for potential investors to understand the presentation, consideration should be given to deleting the table from the summary.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the table provides a useful reference for investors as to the status of the Company’s development program for torezolid phosphate and its preclinical program. The Company has reorganized the discussion of its torezolid phosphate clinical program and its preclinical program in the overview, as well as the disclosure on page 2 preceding and summarizing the table to provide additional context. In addition, such a table is a typical means of succinctly presenting the stage of development of a company’s pharmaceutical programs. The Company respectfully submits that this approach is preferable to deleting the table because along with the additional context, the table provides potential investors with a clear summary of the target indications, dosage forms, stage of development and future plans for the Company’s torezolid phosphate clinical program and the Company’s preclinical program, which the Company believes is important for a complete understanding of its business.

The Market Opportunity for Torezolid Phosphate, page 2

12. We note your reference to the sales growth of antibiotics labeled for MRSA. The use of “compound annual growth rate” is inappropriate without balanced, accompanying disclosure, in the context of such compounded rates, of the actual rates of growth on a year to year basis. An explanation of “compound annual growth rate” should be provided which clearly discloses the nature of the term and that such term should not be confused with growth rates on a year to year basis. Any anomalies in annual growth rates or other factors affecting the compounded rates should also be discussed. In this regard, we are of the opinion that such disclosure is inappropriate in the summary, but may be provided elsewhere in the registration statement. Please provide us with the computation of the compound annual growth rates used. Please clarify whether and the extent to which the sales data has been adjusted for price changes, i.e. to what extent has the increase been attributed to unit sales or price increases. We may have further comment upon receipt of your response.

Response: The Company acknowledges the Staff’s comment and has deleted the reference to compound annual growth rate. The Company also respectfully submits that, based on the most currently available information from market databases, the increase in annual sales from 2005 to 2008 reflected by the disclosure included on page 2 is attributable to increases in unit sales rather than increases in price per unit.

Torezolid Phosphate, page 3

13. Please provide us with support for the statement that your product is the most advanced of its kind in clinical development.

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December 10, 2009

Page Six

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 to clarify that of the second generation oxazolidinones currently in clinical development, torezolid phosphate has advanced the furthest in clinical development for the treatment of serious gram-positive infections, including those caused by MRSA. The Company reported Phase 2 results for torezolid phosphate in June 2009 and is preparing to initiate Phase 3 clinical trials of torezolid phosphate for treatment of severe skin infections such as MRSA. The Company has reviewed the FDA’s and other regulatory agencies’ reports of clinical trials for other product candidates, as well as the publicly available reports of the Company’s competitors, and believes based on that review that there are no other second generation oxazolidinones currently being developed for treatment of serious gram-positive infections, including MRSA, that have reported Phase 2 clinical trial results. Accordingly, the Company respectfully submits that the statement in Amendment No. 1 regarding the status of clinical development of torezolid phosphate, as compared to other second generation oxazolidinones, is appropriate.

14. Please clarify whether by using the phrase “most advanced” you are referring to your product’s current stage in the process of product development or you are comparing the attributes of your product with those of your competitors.

Response: The Company acknowledges the Staff’s comment and, as discussed in the Company’s response to comment 13, has revised the disclosure on page 3 to clarify that torezolid phosphate is the second generation oxazolidinone furthest advanced in clinical development.

15. Briefly identify the competing products under development and their current stage in the development process.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 4 identifying competitive products under development, all of which are in, or may soon enter, Phase 3 development or registration for ABSSI (or cSSSI), as well as competitive products that have been approved and have shown activity against serious gram-positive infections, including those caused by MRSA.

16. Please expand the discussion to provide a balanced discussion of the positive and negative characteristics of torezolid phosphate compared to competing existing products and products under development, to the extent known.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 4 that includes a discussion of the disadvantages of torezolid phosphate due to its status as a product in clinical development that has not yet been approved and torezolid phosphate’s focused spectrum of coverage relative to other antibiotics that target both gram-positive and gram-negative bacteria.

Our Strategy, page 4

17. Please expand the discussion in the second sentence of the last paragraph to indicate the number of individuals that comprise your senior management team.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 as requested.

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December 10, 2009

Page Seven

18. Please delete the last sentence of the last paragraph of this section. In this regard, we note your management background discussion contains no reference to these products or the extent of involvement of the named individuals in the development of the products identified.

Response: The Company acknowledges the Staff’s comment and has made the requested deletion on page 5.

Risk Factors

“We have limited sources of revenues…,” page 9

19. Please revise the discussion, if true, to state you do not anticipate revenues, if any, from the sales of torezolid phosphate for at least          years.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 10 as requested.

“To raise additional funds to support our business operations…,” page 11

20. Please revise the heading and related discussion to indicate sales of additional equity will result in dilution to your stockholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 as requested.

“The timing of the milestone and royalty payments…,” page 11

21. It appears your principal product, torezolid phosphate, was originally developed by Dong-A Pharmaceutical Co., Ltd. and you have acquired a license for patent applications and intellectual property related to this product. If true, please expand the discussion in your prospectus summary to disclose this information.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 3 as requested.

22. We note the possible effects on your development activities in the event you lack the funds to make a required milestone payment. Please clarify whether Dong-A or its assignee has any recourse in the event you fail to make a required payment in a timely manner or otherwise delay the development or commercialization of torezolid phosphate.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 12 as requested.

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December 10, 2009

Page Eight

“We rely on third parties to conduct our clinical trials…,” page 15

“Our dependence upon third parties for the manufacture and supply…,” page 15

23. We note you may be substantially dependent on one or more of these agreements. If you are, please file copies of these agreements as exhibits and discuss them in greater detail in your business section. If you do not believe you are substantially dependent upon these agreements, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it is not substantially dependent on any one of these agreements. In making this determination, the Company has reviewed Item 601(b)(10)(ii)(B) of Regulation S-K and notes that while the Company depends upon third parties to conduct its clinical trials for torezolid phosphate and for the manufacture and supply of torezolid phosphate, the Company’s business is not substantially dependent upon any one of its current contracts with contract research organizations (“CROs”) for the provision of a major part of the Company’s requirements for clinical trial services and is not substantially dependent upon either Albany Molecular Research, Inc. (“AMRI”) or AAI Pharma Services (“AAI”) for the provision of a major part of the Company’s clinical supply requirements for active pharmaceutical ingredient (“API”) or torezolid phosphate finished products, respectively. The Company’s existing agreements with CROs primarily relate to Phase 2 clinical trials that have been completed, and such agreements are no longer relevant to the Company’s ongoing business. In addition, there are numerous CROs that have the capability to conduct the Company’s future clinical trials and if the CROs the Company has contracted with in the past, or may contract with in the future, are unable or unwilling to perform future clinical trials, or if the Company decides to use alternative CROs to conduct its clinical trials, the Company anticipates that it would be able to secure new agreements with such CROs. Accordingly, the Company does not believe that it is substantially dependent upon its past or present agreements with CROs, and does not anticipate that it will be substantially dependent upon any future agreements it may enter into with CROs.

In addition, although the Company relies on third parties for the manufacture and supply of its products, the Company believes that its existing supply of API and torezolid phosphate finished products will be sufficient to complete the Company’s currently planned Phase 3 clinical trials. Further, the Company’s agreements with AMRI and AAI are short-term commitments only for clinical supplies, and the Company anticipates that if required or desirable for other reasons, the Company will be able to qualify additional manufacturers without significantly delaying its current development plans. Furthermore, the Company purchases clinical quantities of API and finished products in the ordinary course of its business and does not view the short-term clinical quantity supply agreements to be material to the Company in amount or significance. However, the Company would view any subsequent agreement providing for the long-term supply of commercial supplies (as opposed to clinical supplies) as a material contract and would expect to file as an exhibit any such supply agreement, if and when the Company negotiates such an agreement in the future. The Company has disclosed in Amendment No. 1 that it intends to eventually pursue long-term agreements with its current manufacturers or transfer the manufacturing to other larger manufacturers. Accordingly, the Company respectfully submits that it is not substantially dependent upon its agreements with AMRI and AAI for the manufacture and supply of torezolid phosphate.

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December 10, 2009

Page Nine

“If approved, torezolid phosphate will face competition…,” page 18

24. To the extent practicable, please quantify the anticipated price differential referred to in the discussion.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it would not be practicable to attempt to quantify the price differential between torezolid phosphate and less expensive generic versions of branded antibiotics of competitors at this time. The price of torezolid phosphate following regulatory approval, if any, will depend upon a combination of factors that are not known at this time. In addition, the Company is unable to determine with a reasonable degree of accuracy the price at which its competitors will sell generic versions of currently branded antibiotics at the time torezolid phosphate is approved for commercial sale or thereafter. Accordingly, the Company respectfully submits that it is not able to quantify the price differential at this time.

“If we are not successful in attracting and retaining highly qualified personnel…,” page 21

25. Please identify the employees upon whom you are dependent.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 as requested.

“Product liability lawsuits could divert our resources…,” page 26

26. Please expand the discussion to indicate the amount of insurance coverage you presently have for general liability and product liability claims.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 28 as requested.

“We do no intend to pay dividends…,” page 38

27. Please revise the last sentence of this discussion to insert “appreciation” for the term “value.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 as requested.

Use of Proceeds, page 41

28. Please expand the discussion to indicate the approximate amount of the proceeds that will be allocated to fund clinical, research and development costs for torezolid phosphate and the anticipated additional costs and expenses associated with being a public company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 as requested. The Company respectfully submits that it will provide the approximate dollar amounts to be allocated at the time the Company files a pre-effective amendment to the Registration Statement that includes pricing information.

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December 10, 2009

Page Ten

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

29. Please include a caption in this section to address the impact that the material weakness over internal controls discussed on pages 35 and 36 had on the financial reporting process covered in this period. Please include how the material weakness was identified, whether the material weakness was corrected and the steps the company has taken to remedy the material weakness.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 56 and 57 as requested.

Business, page 65

30. Please define the terms “pharmacokinetic” and “pharmacodynamic” which appear on page 76 and the terms “cross activity” and “down regulated” which appear on page 77.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 77 and 79 as requested to define the relevant terms or replace them with alternate terminology.

Our Strategy, page 66

31. Please consider expanding the discussion to provide a timeline for the components of your strategy.

Response: The Company acknowledges the Staff’s comment and respectfully submits that due to the uncertainty relating to the Company’s ability to secure future financing, whether torezolid phosphate will be approved for commercialization and the timing of any such regulatory approval, among other things, the Company is unable to provide a timeline for the components of its strategy related to regulatory approval of torezolid phosphate in the United States and the European Union, building a sales force and out-licensing rights to torezolid phosphate outside of the United States. In addition, with respect to the Company’s preclinical program, whether and when the Company decides to pursue additional government contract revenues will depend upon a number of factors including the results of its currently ongoing preclinical studies, the continuation of the existing NIAID contract and whether additional government funds become available for the Company’s product targets, none of which is known at this time. These and other factors make it impossible for the Company to provide a reasonably accurate timeline as to when it will pursue additional government revenues. However, the Company has revised the disclosure on pages 67 and 68 to provide approximate timelines for the elements of its strategy for which it has anticipated timelines, such as initiating Phase 3 clinical trials of torezolid phosphate, pursuing clinical development of torezolid phosphate for additional indications and advancing the Company’s current preclinical program into clinical development.

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December 10, 2009

Page Eleven

Torezolid Phosphate, a Second Generation Oxazolidinone, page 70

32. Please expand the discussion to also address any disadvantages of the use of torezolid phosphate.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 72 as requested and also directs the Staff to the Company’s responses to comments 9, 15 and 16.

Our Nonclinical Studies of Torezolid Phosphate, page 75

33. In the tables on page 76, please clarify the meaning of the different values in the columns for Torezolid Phosphate and Linezolid, as well as the meaning of “50% effective dose” and “90% effective dose.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 as requested.

Dong-A Pharmaceutical Co., Ltd. License Agreement, page 77

34. We note Dong-A Pharmaceutical retained the right to develop and commercialize products in Korea with respect to oral and injectable forms of torezolid phosphate. Please expand the discussion to briefly describe the extent of Dong-A Pharmaceutical’s activities to date in this regard.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 79 as requested. The Company respectfully submits that to its knowledge, Dong-A Pharmaceuticals has not performed any activities regarding the development and commercialization of torezolid phosphate since January 2007, the date of Dong-A Pharmaceuticals’ license agreement with the Company.

NIAID Contract, page 78

35. Please expand the discussion to provide more specific information as to how the contract was “valued at $27.7 million.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 to clarify the potential payments under the NIAID contract.

36. Please define the term “march-in rights” and explain whether and how you may be compensated in the event such rights are exercised.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 80 as requested.

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December 10, 2009

Page Twelve

Lawrence Livermore Cooperative Research and Development Agreement, page 78

37. Please expand the discussion to further describe the nature of the license you may obtain for any invention developed under the CRADA.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 80 as requested.

38. Please explain whether and how you may be compensated in the event march-in rights are exercised.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 80 as requested.

Employees, page 89

39. Please state the number of your full-time employees.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 91 as requested.

Facilities, page 89

40. We note your lease expires in January 2010. Please update the discussion to reflect the current status of your lease or describe your new facilities.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 91 as requested.

Setting Executive Compensation, page 96

41. Please state when the compensation committee was formed and when it began reviewing the compensation paid to your executive officers.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 98 as requested.

42. We note your reference on page 96 and 97 to the consideration given by the board and compensation committee to compensation paid by similarly situated biotechnology companies in connection with the setting of executive compensation. It appears these companies constitute a peer group. Yet, you disclose on page 97 that neither the board nor the compensation committee “benchmarks” executive compensation against comparable companies. This appears to be contradictory. Please delete your statement that you do not benchmark, identify the members of the peer group(s) considered in setting executive compensation and also disclose how your compensation levels are set in relation to the compensation levels of such peer group(s) regarding the various components of your compensation package. Alternatively, please explain how the comparable company information is used and why this should not be deemed benchmarking and delete your statements on pages 96 and 97 suggesting otherwise.

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December 10, 2009

Page Thirteen

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 98 and 99 to clarify the previous disclosure regarding the establishment of executive compensation. Although the Company uses survey data as a tool in determining executive compensation, the Company respectfully submits that it typically has applied its subjective discretion to make compensation decisions and has not benchmarked its executive compensation against a particular set of comparable companies or used a formula to set its executives compensation in relation to this survey data. Instead, the Company reviewed the overall survey data as a means to provide a general context for executive compensation levels without any consideration as to whether particular companies within the survey were appropriate peer or comparable companies. No subgroup of the companies set forth in the survey data or any other survey was selected, and there was no determination that the approximately 90 companies included in the survey represent a cross section of companies that could or should be comparable to the Company. To date, the establishment of executive compensation has been highly subjective and has been based primarily upon the extensive private life science company experience of the members of the Company’s board of directors and the assessment by the board and compensation committee of the Company’s overall performance.

Summary Compensation Table, page 99

43. Please update your disclosure to provide your executive compensation disclosure for your last completed fiscal year, i.e. the fiscal year ended December 31, 2009. We may have further comments based upon your response.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure throughout the Executive Compensation section of the prospectus to provide executive compensation information for the fiscal year ended December 31, 2009. To the extent that there are any material changes to such information upon completion of fiscal 2009, the Company will provide the Staff with updated disclosure and revise the disclosure in the prospectus accordingly.

44. If applicable, after the compensation committee determines the amounts, if any, earned for 2009 awards, please disclose those amounts in the Compensation Discussion and Analysis and in the Summary Compensation Table.

Response: The Company acknowledges the Staff’s comment and respectfully submits that to the extent available prior to effectiveness, the Company will disclose the cash bonus amounts, if any, earned by the Company’s named executive officers for the fiscal year ended December 31, 2009 in a pre-effective amendment to the Registration Statement.

Principal Stockholders, page 117

45. Please expand the discussion in footnotes 3, 4 and 5 to identify the natural person(s) with voting or investment control over the securities held by the respective 5% or greater stockholders. In addition, it would appear the identification of the natural person(s) with voting and investment authority currently presented in footnotes 6 and 8 should be presented in footnotes 1 and 2, respectively.

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December 10, 2009

Page Fourteen

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 121 and 122 as requested.

Notes to Financial Statements

Note 3 – Significant Agreements and Contracts, page F-16

46. Please expand your disclosure to include the length of and termination provisions for all of your material agreements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-16 and F-17 as requested.

Note 6 – Convertible Preferred Stock and Stockholders’ Equity (Deficit)

47. Please provide us with an analysis of whether the conversion option should be a derivative liability.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company evaluated the terms of the Series A-1, Series A-2 and Series B convertible preferred stock instruments using the following authoritative accounting literature:

•	ASC 815-15-25-1 (formerly FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, paragraph 12(a)); and

•	ASC 815-10-S99-3 (formerly EITF Topic D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133);

and determined that each of the underlying instruments should be considered an “equity host” and not a “debt host.” This analysis was necessary to determine if any embedded features, such as the conversion option, require bifurcation and therefore, would be required to be accounted for separately as a derivative liability. Our analysis followed the “whole instrument approach” which compares an individual feature against the entire preferred stock instrument which includes that feature. Our analysis was based on a consideration of the economic characteristics and risks and more specifically evaluated all the stated and implied substantive terms and features, including the following:

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December 10, 2009

Page Fifteen

Voting rights – The holders of each series of preferred stock have the right to vote with common stockholders on an “as-converted” basis. We consider such voting rights to be an equity-like feature. Additionally, the preferred stockholders collectively control approximately 80% of the total votes on a fully diluted basis. We believe that the ability to exert such voting control over a Company is more consistent with an equity instrument than a debt instrument.

Conversion rights – Each series of the Company’s preferred stock is convertible into common stock based on the relationship of the original issue price and the then effective conversion price for each series of stock. All shares of preferred stock will automatically convert into an equal number of shares of common stock upon the earlier of: (1) consent of a majority of the voting power represented by the outstanding shares of preferred stock; and (2) upon the closing of a qualifying underwritten public offering. We consider such an automatic conversion to be an equity-like feature.

Dividend rights – Holders of the Series A-1 convertible preferred stock are entitled to noncumulative annual dividends of 5% of the original issue price, when and if declared by the Board of Directors. Holders of the Series A-2 and Series B redeemable convertible preferred stock are entitled to noncumulative annual dividends of 8% of the original issue price when and if declared by the Board of Directors and in preference to the Series A-1 convertible preferred stock and common stock. In the event that dividends are paid on any share of common stock, the preferred stockholders would receive a participating dividend on all outstanding shares of preferred stock in a per share amount equal (on an “as-converted” basis) to the amount paid for each share of common stock. We consider the ability of the preferred stockholders to participate in any dividends paid to common stockholders to be an indication of an equity-like feature. We did not consider the fixed rate stated dividend amount to be an indication of an equity- or debt-like instrument due to its noncumulative nature.

Redemption rights – There are no redemption rights stated in the terms of the Series A-1 convertible preferred stock. However, the “deemed liquidation” terms of the Series A-1 convertible preferred stock allows for redemption of the shares at a liquidation preference amount in the event that two-thirds of the outstanding shares of preferred stock vote to liquidate the Company or to effect a change in control of the Company. We consider this redemption right, which is at the holder’s option, but based upon a contingent event, to be more equity-like than debt-like. The redemption provisions of the Series A-2 and Series B redeemable convertible preferred stock stipulate that, the holders of at least 66 2/3% of the then outstanding shares of the Series A-2 and Series B redeemable convertible preferred stock, voting together as a separate class on an as-if-converted basis, may require the Company to redeem all of the then outstanding shares in three annual installments beginning not prior to March 19, 2015 (seven years after the issuance of the Series B redeemable convertible preferred stock), and ending on the date two years from the first redemption date. The redemption price is equal to the original issue price of $0.55 and $1.00 per share for the Series A-2 and Series B redeemable convertible preferred stock, respectively, (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) plus declared and unpaid dividends with respect to such shares. We consider the redemption rights of the Series A-2 and Series B redeemable convertible preferred stock to be indicative of a debt-like host. However, we note that the shares are not mandatorily redeemable.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

December 10, 2009

Page Sixteen

While the redemption feature within the Series A-2 and Series B redeemable convertible preferred stock may be indicative of a “debt host”, we have determined that this redemption feature is offset by the equity-like conversion option and then the weight of the preponderance of the other substantive equity-like features allowed us to reach the determination that each of the underlying instruments comprising the Series A-1, Series A-2 and Series B convertible preferred stock is an “equity host,” and thus the embedded conversion option in each series would not require bifurcation as a derivative liability.

Note 7 – Stock-based Compensation, page F-21

48. We may have comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. In addition, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of your recent stock sales.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it will provide additional quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the Company’s recent stock sales at the time the Company files a pre-effective amendment to the Registration Statement that includes pricing information.

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4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

December 10, 2009

Page Seventeen

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6142 or Ethan E. Christensen, Esq. at (858) 550-6076.

Sincerely,

Cooley Godward Kronish LLP

/s/ Charles J. Bair

Charles J. Bair, Esq.

cc: John	Krug, Esq., Securities and Exchange Commission

Daniel Greenspan, Esq., Securities and Exchange Commission

Vanessa Robertson, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

Jeffrey Stein, Ph.D., Trius Therapeutics, Inc.

John P. Schmid, Trius Therapeutics, Inc.

M. Wainwright Fishburn, Jr., Esq., Cooley Godward Kronish LLP

Ethan E. Christensen, Esq., Cooley Godward Kronish LLP

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Cheston J. Larson, Esq., Latham & Watkins LLP

Divakar Gupta, Esq., Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM